EXHIBIT 99.1

North American Construction Group Ltd. Announces Award of Major Infrastructure Project

ACHESON, Alberta, June 21, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today along with its partners Acciona and Shikun & Binui announced the award of a landmark flood mitigation project in the United States.

The US$2.75 billion project includes operations and maintenance for a 30-mile river diversion channel around the Fargo-Moorhead-West Fargo metro area and will carry storm water from the Red River away from population centers.

The Metro Flood Diversion Authority of Fargo-Moorhead selected the consortium of NACG, Acciona, and Shikun & Binui in an international tender for this Public-Private Partnership contract to design, build, finance, operate and maintain the flood diversion canal for a period of 29 years following completion of the project. The consortium members are operating as the Red River Valley Alliance.

The award marks the largest infrastructure project in NACG’s history and underlines the significant earth works and construction expertise that the company brings to the consortium. NACG anticipates that its share of the project revenue will be approximately C$600 million over the term of the contract.

Joe Lambert, President & Chief Executive Officer, stated: “This project is a major milestone in the progress of our corporate strategy for diversification and sustainability and clearly demonstrates our continued ability to deliver on that strategy. The strength and experience of our lead partners combined with our ability to safely and efficiently execute the earth works scope gives us high confidence in overall project success.”

The project will demonstrate NACG’s ability to bring its earth works experience in building climate resilient infrastructure to a landmark project in the United States.

The Fargo-Moorhead Floodwater Diversion Project grew out of studies following the historic Red River Flood of 1997. The diversion canal is a considered a climate change mitigation project intended to address the threat of so-called 100-year floods. Once completed, it will protect more than 235,000 people in major population centers between Fargo and Moorhead from catastrophic flooding and loss of property. Financial close is expected later in the year.

Joe Lambert added: “After five years of project tender process, NACG is very excited to get to work with our partners and clients to do what we do best, safely and efficiently deliver projects that exceed customer expectation.”

NACG and its partners will be responsible for the construction of the 30-mile river diversion channel which will carry storm water north and away from population centers. The contract includes the construction of the diversion channel and associated infrastructure including bridges, rail crossings and aqueducts.

About the Project
Detailed information about the project can be found on the Fargo Moorhead Area Diversion website at https://fmdiversion.gov/.

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated values and revenues to be generated by the contract as well as schedule of work under the contract.

The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2020. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.